UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34445 / December 20, 2021

In the Matter of

Bain Capital Specialty Finance, Inc.
BCSF Advisors, LP
Bain Capital Credit (Asia), Limited
Bain Capital Credit (Australia) Pty. Ltd
Bain Capital Credit CLO Advisors, LP
Bain Capital Credit, LP
Bain Capital Credit, Ltd.
Bain Capital Investments (Europe) Limited
Bain Capital Investments (Ireland) Limited
Avery Point III CLO, Limited
Avery Point IV CLO, Limited
Avery Point V CLO, Limited
Avery Point VI CLO, Limited
Avery Point VII CLO, Limited
Bain Capital COPS CV Holdings, L.P.
Bain Capital COPS II Continuation Vehicle, L.P.
Bain Capital COPS III Continuation Vehicle, L.P.
Bain Capital Credit Asian Opportunities, L.P.
Bain Capital Credit CLO 2016-2, Limited
Bain Capital Credit CLO 2017-1, Limited
Bain Capital Credit CLO 2017-2, Limited
Bain Capital Credit CLO 2018-1, Limited
Bain Capital Credit CLO 2018-2, Limited
Bain Capital Credit CLO 2019-1, Limited
Bain Capital Credit CLO 2019-2, Limited
Bain Capital Credit CLO 2019-3, Limited
Bain Capital Credit CLO 2019-4, Limited
Bain Capital Credit CLO 2020-1, Limited
Bain Capital Credit CLO 2020-2, Limited
Bain Capital Credit CLO 2020-3, Limited
Bain Capital Credit CLO 2020-4, Limited
Bain Capital Credit CLO 2020-5, Limited
Bain Capital Credit CLO 2021-1, Limited
Bain Capital Credit Dislocation Fund (B), L.P.
Bain Capital Credit Managed Account (BC), L.P.
Bain Capital Credit Managed Account (Blanco), L.P.
Bain Capital Credit Managed Account (CalPERS), L.P.
Bain Capital Credit Managed Account (CLO), L.P.

Bain Capital Credit Managed Account (DERP), L.P.
Bain Capital Credit Managed Account (E), L.P.
Bain Capital Credit Managed Account (FSS), L.P.
Bain Capital Credit Managed Account (G), SCSp
Bain Capital Credit Managed Account (Iditarod), L.P.
Bain Capital Credit Managed Account (L), L.P.
Bain Capital Credit Managed Account (NZSF), L.P.
Bain Capital Credit Managed Account (Pegasus), L.P.
Bain Capital Credit Managed Account (PPF), L.P.
Bain Capital Credit Managed Account (PSERS), L.P.
Bain Capital Credit Managed Account (Q), L.P.
Bain Capital Credit Managed Account (Re Special Situations), L.P.
Bain Capital Credit Managed Account (TCCC), L.P.
Bain Capital Credit Managed Account (UCAL), L.P.
Bain Capital Credit Managed Account (VFMC), L.P.
Bain Capital Credit Rio Grande FMC, L.P.
Bain Capital Direct Lending 2015 (L), L.P.
Bain Capital Direct Lending 2015 (U), L.P.
Bain Capital Distressed and Special Situations 2013 (A), L.P.
Bain Capital Distressed and Special Situations 2013 (A2 Master), L.P.
Bain Capital Distressed and Special Situations 2013 (AIV I), L.P.
Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P.
Bain Capital Distressed and Special Situations 2013 (B), L.P.
Bain Capital Distressed and Special Situations 2013 (D), L.P.
Bain Capital Distressed and Special Situations 2013 (E Master), L.P.
Bain Capital Distressed and Special Situations 2013 (E2 Master), L.P.
Bain Capital Distressed and Special Situations 2016 (A), L.P.
Bain Capital Distressed and Special Situations 2016 (B Master), L.P.
Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.
Bain Capital Distressed and Special Situations 2016 (F), L.P.
Bain Capital Distressed and Special Situations 2016 (F-EU), L.P.
Bain Capital Distressed and Special Situations 2016 (G), L.P.
Bain Capital Distressed and Special Situations 2019 ICAV
Bain Capital Distressed and Special Situations 2019 (A), L.P.
Bain Capital Distressed and Special Situations 2019 (B Master), L.P.
Bain Capital Distressed and Special Situations 2019 (F), L.P.
Bain Capital Euro CLO 2017-1 Designated Activity Company
Bain Capital Euro CLO 2018-1 Designated Activity Company
Bain Capital Euro CLO 2018-2 Designated Activity Company
Bain Capital Euro CLO 2019-1 Designated Activity Company
Bain Capital Euro CLO 2020-1 Designated Activity Company
Bain Capital Global Direct Lending 2021 (L Master), L.P.
Bain Capital Global Direct Lending 2021 (U Master), SCSp
Bain Capital High Income Partnership, L.P.
Bain Capital I ICAV - Global Loan Fund
Bain Capital Middle Market Credit 2010 (Offshore II Master), L.P.
Bain Capital Middle Market Credit 2010 (Offshore Master), L.P.
Bain Capital Middle Market Credit 2010, L.P.

Bain Capital Middle Market Credit 2014 (A Master), L.P.
Bain Capital Middle Market Credit 2014 (F), L.P.
Bain Capital Middle Market Credit 2014, L.P.
Bain Capital Middle Market Credit 2018 (A), L.P.
Bain Capital Middle Market Credit 2018 (B Master), L.P.
Bain Capital Middle Market Credit 2018 (F), L.P.
Bain Capital Senior Loan Fund (SRI), L.P.
Bain Capital Senior Loan Fund, L.P.
Bain Capital Special Situations Asia II, L.P.
Bain Capital Special Situations Asia, L.P.
Bain Capital Special Situations Europe ICAV
Bain Capital Structured Credit Fund, L.P.
Bain Capital Total Return Credit, L.P.
Barnstable Ltd., BCIS Fund (LV), LP
Cape Schanck Direct Lending Trust
Centerville Ltd.
Sankaty CLO Opportunities Coinvestment Fund, L.P.
Cmac Fund 1, L.P.
Holly Issuer Designated Activity Company
Newhaven CLO, Designated Activity Company
Newhaven II CLO, Designated Activity Company
Prospect Harbor Designated Investments, L.P.
QCT
Queenscliff Trust
Race Point IX CLO, Limited
Race Point VIII CLO, Ltd.
Race Point X CLO, Limited
Rye Harbour CLO, Designated Activity Company
Sankaty Beacon Investment Partners, L.P.
Sankaty Credit Opportunities (Offshore Master) IV, L.P.
Sankaty Credit Opportunities Grantor Trust
Sankaty Credit Opportunities II Grantor Trust
Sankaty Credit Opportunities III Grantor Trust
Sankaty Credit Opportunities IV, L.P.
Sorrento Trust

200 Clarendon Street, 37th Floor
Boston, MA 02116

Griffin Institutional Access Credit Fund
Griffin Capital Credit Advisor, LLC

Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245

(812-15222)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Bain Capital Specialty Finance, Inc., et al., filed an application on April 23, 2021 and amendments to the application on July 30, 2021 and November 9, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would supersede a prior order[1] to permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On November 22, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34422). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Bain Capital Specialty Finance, Inc., et al. (File No. 812-15222) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson,
Assistant Secretary.

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[1] *Bain Capital Specialty Finance, Inc., et al.*, Investment Company Act Release No. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order).